UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON D.C.  20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO.  )

                                  EIF HOLDINGS, INC.
                                  ------------------
                                   (Name of Issuer)

                              COMMON STOCK, NO PAR VALUE
                              --------------------------
                            (Title of Class of Securities)


                                     268524-10-5
                                ---------------------
                                    (CUSIP Number)

                                  Frank A. Fradella
                                c/o EIF Holdings, Inc.
                                    53 Stiles Road
                                      Suite 101
                              Salem, New Hampshire 03079
                                    (603)-890-3680
          ------------------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  DECEMBER 22, 1997
                                ---------------------
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
          Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7.)

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).

                                                         Page 1 of 12 Pages

                                  SCHEDULE 13D


           CUSIP No. 268524-10-5                PAGE  2  OF   12  PAGES
                     -----------                     ---     ----

           ------------------------------------------------------------------
             1   NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Frank J. Fradella
           ------------------------------------------------------------------
             2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                      (b) [ ]
           ------------------------------------------------------------------
             3   SEC USE ONLY

           ------------------------------------------------------------------
             4   SOURCE OF FUNDS*

                 PF
           ------------------------------------------------------------------
             5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(E)                           [ ]

           ------------------------------------------------------------------
             6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
           ------------------------------------------------------------------
                          7   SOLE VOTING POWER
            NUMBER OF
                                   8,800,000 (subject to a purchase option)
              SHARES    -----------------------------------------------------
                          8   SHARED VOTING POWER
          BENEFICIALLY
                        -----------------------------------------------------
                          9   SOLE DISPOSITIVE POWER
            OWNED BY
                                   8,880,000 (subject to a purchase option)
              EACH      -----------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
           REPORTING

           PERSON WITH
           ------------------------------------------------------------------
            11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      8,880,000 (subject to a purchase option)
           ------------------------------------------------------------------
            12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES*                                                  [ ]
           ------------------------------------------------------------------
            13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      35.65%
           ------------------------------------------------------------------
            14   TYPE OF REPORTING PERSON*

                      IN
           ------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D


           CUSIP No. 268524-10-5                Page  3  of   12  Pages
                     -----------                     ---      ---

           -------------------------------------------------------------------
             1   NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Catherine A.Fradella
           -------------------------------------------------------------------
             2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                      (b) [ ]
           -------------------------------------------------------------------
             3   SEC USE ONLY

           -------------------------------------------------------------------
             4   SOURCE OF FUNDS*

                 PF
           -------------------------------------------------------------------
             5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(E)                           [ ]

           -------------------------------------------------------------------
             6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
           -------------------------------------------------------------------
                          7   SOLE VOTING POWER
            NUMBER OF
                                   8,800,000 (subject to a purchase option)
                        ------------------------------------------------------
              SHARES      8   SHARED VOTING POWER

           BENEFICIALLY ------------------------------------------------------
                          9   SOLE DISPOSITIVE POWER
             OWNED BY
                                   8,880,000 (subject to a purchase option)
               EACH     -----------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
            REPORTING

           PERSON WITH
           ------------------------------------------------------------------
            11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      8,880,000 (subject to a purchase option)
           ------------------------------------------------------------------
            12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES*                                                  [ ]

           ------------------------------------------------------------------
            13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      35.65%
           ------------------------------------------------------------------
            14   TYPE OF REPORTING PERSON*

                      IN
           ------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          ITEM 1.   SECURITY AND ISSUER.

               The securities covered by this Schedule 13D are shares of common stock, no par value (the "Common Stock"), of EIF Holdings, Inc., a Hawaii corporation (the "Company"). The Company's principal executive offices are located at 53 Stiles Road, Suite 101, Salem, New Hampshire 03079.


          ITEM 2.   IDENTITY AND BACKGROUND.

               This report is being filed by Frank J. Fradella and his wife Catherine A. Fradella (sometimes, the "Reporting Persons"). Mr. Fradella currently serves as the Chairman of the Board, President, CEO and a director of the Company, whose principal executive offices are located at 53 Stiles Road, Suite 101, Salem, New Hampshire 03079. Mrs. Fradella is a housewife.

               During the five years immediately preceding the filing of this report on Schedule 13D, neither Reporting Person has not been convicted in a criminal proceeding; a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or findings any violation with respect to such laws.

               Each of the Reporting Persons is a citizen of the United
          States.

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Not applicable.


          ITEM 4.   PURPOSE OF TRANSACTION.

               Pursuant to a Stock Option Agreement, dated December 22, 1997 (the "Stock Option Agreement"), between Frank J. Fradella and Catherine A. Fradella and American Eco Corporation ("American Eco"), American Eco granted an option (the "Option") to the Reporting Persons to purchase 8,800,000 shares of the Company's Common Stock at an exercise price of $.65 per share, exercisable for a period of one year. The purpose of the Option was to provide incentives and opportunities to Mr. Fradella to acquire a significant equity interest in the Company as the new principal executive officer of the Company.

               Mr. Fradella acquired the Option in order to be in a position to obtain a substantial equity interest in the Company. He became an executive officer in May 1997 and Chairman in November 1997 at which time the Company closed a major business acquisition which was directed by Mr. Fradella.

               The Company plans to call a shareholders meeting for the purposes of electing directors, effecting a reverse stock split of its Common Stock and establishing a class of Preferred Stock, and separately migrating its corporate domicile to the State of Delaware from the State of Hawaii. The reverse split would be on a basis as determined by the Board of Directors upon shareholder approval of the parameters of the split. It is anticipated that the shareholders meeting would be held in the first quarter of 1998 after the filing of proxy materials with the Securities and Exchange Commission.

               Mr. Fradella has no plans to cause the Company to cease to be a reporting company under the Securities Exchange Act of 1934 nor to cause the cessation of trading of its Common Stock. The Common Stock is currently traded on the OTC Bulletin Board. When eligible, Mr. Fradella will seek to have the Company apply for trading of the Common Stock on the Nasdaq SmallCap System.

               The Reporting Persons have no present intention to engage or cause the Company to engage in any of the transactions or activities specified in paragraphs (a) through (j) of this Item 4 other than as set forth in the immediately preceding paragraph. However, each of them reserves the right, either individually or together with other persons, to act in respect of his interest in the Company in accordance with his best judgment in light of the circumstances existing at that time, which may include purchasing the shares of Common Stock, either in the open market or privately, or selling shares.


          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

               (a) Mr. Fradella together with his wife are deemed the beneficial owners of 8,800,000 shares of the Common Stock underlying the Option. The Shares constitute 35.65% of the 24,681,201 issued and outstanding shares of Common Stock as of December 22, 1997.

               (b) Mr. Fradella possess the sole power to vote of the Shares as the Stock Option Agreement also provides for a proxy by American Eco to Mr. Fradella to vote the Shares while that Agreement is in effect. He has no dispostive power as to the Shares.

               (c) There have been no transactions in the Company's Common Stock by the Reporting Persons within the past 60 days other than entry into the Stock Option Agreement.

               (d)  None.

               (e)  Not applicable.


          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Not Applicable.


          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

               1. Joint Filing Agreement, dated December 29, 1997, by Frank J. Fradella and Catherine A. Fradella.

               2. Power of Attorney, dated December 29, 1997, from Catherine A. Fradella.

               3. Stock Option Agreement, dated December 22, 1997, between Frank J. Fradella and Catherine A. Fradella and American Eco Corporation.

                                      SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.



          Date:  December 29, 1997
                                        /s/ Frank A. Fradella
                                        ----------------------------
                                        FRANK J. FRADELLA



                                        /s/ Catherine A. Fradella
                                        -----------------------------
                                        CATHERINE A. FRADELLA

                                EXHIBIT INDEX


          Exhibit          Description
          -------          -----------

             1. Joint Filing Agreement, dated December 29, 1997, by Frank J. Fradella and Catherine A. Fradella.

             2. Power of Attorney, dated December 29, 1997, from Catherine A. Fradella.

             3. Stock Option Agreement, dated December 22, 1997, between Frank J. Fradella and Catherine A. Fradella and American Eco Corporation.